Morgan Stanley Dean Witter Charter Series
Monthly Report
November 2000

Dear Limited Partner:

Effective December 1, 2000, a new fund was added to the Series: Morgan Stanley Dean Witter Charter DWFCM, L.P. ("Charter DWFCM"). Charter DWFCM, which was formerly known as International Access Fund, L.P. and has been trading since March 1994, will participate in the global interest rate, stock index, currency, metals and energy futures markets and utilize Dean Witter Futures & Currency Management Inc. as its Trading Advisor. The Trading Advisor will use a technical trend-following trading program to participate in futures contracts traded on global futures exchanges and certain selected foreign currencies traded in the forward markets. In connection with becoming part of the Charter Series, Charter DWFCM's Limited Partnership Agreement has been amended in order to conform to the other Charter Series Limited Partnership Agreements.

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of November 30, 2000 was as follows:

Funds                    N.A.V.                        % change for month
Charter DWFCM       $14.52                             4.29%
Charter Graham           $11.06                           16.60%
Charter Millburn         $  8.92                            4.54%
Charter Welton           $  7.38                            1.96%

In general, the performance disparity between the Funds in the Charter Series is due to the portfolio structure and trading approaches unique to each Fund. Each of the Charter funds recorded gains in the global interest rate futures markets, with Charter Graham experiencing the most significant gains due to its greater exposure in those markets. In Charter DWFCM, the profits recorded in global interest rate futures more than offset losses incurred primarily in the currency markets. Charter Graham recorded additional gains in the stock index and energy futures markets. In Charter Millburn, additional gains were recorded in the energy futures markets while difficulty was encountered in the currency markets. Charter Welton, which had the least exposure to global interest rate futures, generated smaller gains from this sector. Additional profits were realized in the energy markets, while losses were suffered primarily in the currency and metals markets.

Charter DWFCM

The Fund increased in value during November primarily as a result of gains recorded in the global interest rate futures markets. Gains were recorded from long positions in German interest rate futures as prices rose amid weakness in the global equity markets and a stronger euro. This upward move was also aided by continued uncertainty caused by the U.S. Presidential Election. Long Japanese government bond futures positions also profited as prices rose sharply on investor buying as sluggish stock prices in both the U.S. and Japan indicated fears for a possible economic downturn.
Additional profits were recorded from long positions in U.S. interest rate futures as prices in these markets also moved higher as a result of a sell-off in stocks and fear of a slowing economy. A portion of these gains was offset by losses experienced in the currency and metals futures markets.
In the currency markets, losses were recorded from short euro positions as the value of the European common currency strengthened versus the British pound, U.S. dollar and other world currencies as recent economic data indicated that the U.S. economy might experience a "soft landing." An intervention by the European Central Bank on Friday, November 3, surprised the foreign exchange markets, also boosting the euro higher versus most currencies. Smaller currency losses were incurred from short Swiss franc positions as its value strengthened on the heels of the euro. In the metals markets, losses experienced from short aluminum futures positions more than offset gains recorded from short positions in copper futures.

Charter Graham

The Fund increased in value during November due primarily to gains recorded in the interest rate futures markets from long positions in Japanese bond futures as prices rose sharply on investor buying as sluggish stock prices in both the U.S. and Japan indicated fears for a possible economic downturn. Profits were also recorded from long positions in U.S. and German interest rate futures as U.S. and European government bond prices moved higher. In the global stock index futures markets, profits were recorded from short positions in DAX Index futures as German stock prices declined on nervousness over high-tech earnings growth. Short CAC-40 Index futures positions added to profits as the uncertainty over the U.S. Presidential Election also took its toll on the European markets, pushing prices lower. Additional gains were recorded in the energy markets, from long natural gas futures positions as prices moved higher amid forecasts for cold weather in the U.S. Northeast and after an unexpected decrease in U.S. natural gas inventories. Profits were also experienced in the agricultural markets from long soybean meal futures positions as prices increased on prospects for a European Union-wide ban on the use of meat and bone meal as animal feed. Smaller gains were recorded in the currency markets from short positions in the Korean won and Japanese yen as the value of these Asian currencies weakened against the U.S. dollar due to concerns over political and economic woes in that region.

Charter Millburn

The Fund increased in value during November primarily due to gains recorded in the global interest rate futures markets from long U.S. interest rate futures positions as prices in these markets increased as a result of a late-month sell-off in stocks. Long Japanese interest rate futures positions also resulted in gains for this market complex as Japanese bond prices increased on "flight-to-quality" buying spurred by a tumble in the benchmark Nikkei Index and skepticism regarding the Japanese economy. Long positions in German bund futures were also profitable as prices rose amid the weakness in global equity markets and a stronger euro towards month-end. Smaller gains were recorded in the energy markets from long futures positions in crude oil and natural gas as prices rose on concerns regarding low inventories and forecasts for cold weather in key consumption regions. A portion of overall Fund gains was offset by losses recorded in the currency markets from short positions in the euro as the value of the European common currency strengthened later in the month relative to the British pound and U.S. dollar on concerns regarding slowing U.S. growth and fears of additional currency interventions by the European Central Bank. Smaller losses were experienced in the metals markets from short aluminum futures positions as prices increased on technically-based factors.

Charter Welton

The Fund increased in value during November primarily due to gains recorded in the global interest rate futures markets from long positions in Japanese interest rate futures as Japanese bond prices increased on "flight-to-quality" buying spurred by a tumble in the benchmark Nikkei Index and skepticism regarding the Japanese economy. Long positions in German bund futures were also profitable as prices rose amid the weakness in global equity markets and a stronger euro towards month-end. Additional gains were recorded from long U.S. interest rate futures positions as prices in these markets increased as a result of a late-month sell-off in stocks. Additional gains were recorded in the energy markets from long natural gas futures positions as prices moved higher amid forecasts for cold weather in the U.S. Northeast and worries about adequate supplies for this winter. Long crude oil futures positions were also profitable as prices rose on concerns regarding low inventories. Smaller gains were experienced in the agricultural markets from long soybean meal futures positions as prices increased on prospects for a European Union-wide ban on the use of meat and bone meal as animal feed. A portion of overall Fund gains was offset by losses recorded in the currency markets from short positions in the euro and Swiss franc as the value of these European currencies strengthened versus the U.S. dollar and other major currencies late in the month on fresh evidence that the U.S. economy is cooling down and fears of additional currency interventions by the European Central Bank. Additional losses were incurred in the metals markets from trading in base metals futures and in the soft commodities markets from long sugar futures positions early in the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.

Charter DWFCM

Year                Return
1994 (10 months)              - 7.3%
1995                 21.9%
1996                   4.0%
1997                 26.2%
1998                   5.1%
1999                  -9.2%
2000 (11 months)                 2.7%

Inception-to-Date Return:      45.2%
Annualized Return:          5.7%
_________________________________________________________________
___________________________

Charter Graham

Year                Return

1999 (10 months)                2.9%
2000 (11 months)                7.5%

Inception-to-Date Return:      10.6%
Annualized Return:          5.9%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (11 months)                        -3.9%

Inception-to-Date Return:                  - 10.8%
Annualized Return:                  -6.3%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000 (11 months)               -17.4%

Inception-to-Date Return:           -26.2%
Annualized Return:       - 15.9%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended November 30, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
                                        Percent of
Percent of
                                        November 1, 2000
November 1, 2000                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      1,702,574              5.53
2,379,540                        10.88
  Net change in unrealized       (302,043)            (0.98)
1,299,867                         5.94

  Total Trading Results         1,400,531              4.55
3,679,407                        16.82
Interest Income (DWR)             123,095              0.40
114,776                           0.52

  Total Revenues                1,523,626              4.95
3,794,183                        17.34

EXPENSES
Brokerage fees (DWR)              113,448              0.37
127,557                           0.58
Management fees                    80,483              0.26
36,445                            0.16
Administrative expenses             6,000              0.02                    -
-
Transaction fees and costs          3,624              0.01
-                                       -

  Total Expenses                  203,555              0.66
164,002                           0.74

NET INCOME                      1,320,071              4.29
3,630,181                        16.60

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan
Stanley Dean Witter Charter Graham
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                          $          $
$            $
Net Asset Value,
  November 1, 2000     2,212,217.200  30,792,770    13.92
2,304,570.818   21,866,995     9.49
Net Income                    -        1,320,071     0.60                     -
3,630,181                      1.57
Redemptions              (44,642.353)   (648,207)   14.52
(23,611.936)    (261,148)     11.06
Subscriptions             10,363.085     150,472    14.52
34,887.470      385,855       11.06

Net Asset Value,
  November 30, 2000    2,177,937.932  31,615,106    14.52
2,315,846.352   25,621,883    11.06

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended November 30, 2000
(Unaudited)

                                                     Morgan Stanley Dean Witter
Charter Millburn      Morgan Stanley Dean Witter Charter Welton
                                        Percent of
Percent of
                                        November 1, 2000
November 1, 2000                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      1,141,962              4.63
202,726                           1.00
  Net change in unrealized         41,572              0.17
243,573                           1.20

  Total Trading Results         1,183,534              4.80
446,299                           2.20
Interest Income (DWR)             119,013              0.48
106,018                           0.51

  Total Revenues                1,302,547              5.28
552,317                           2.71

EXPENSES
Brokerage fees (DWR)              143,722              0.58
118,846                           0.58
Management fees                    41,063              0.16
33,956                            0.17

  Total Expenses                  184,785              0.74
152,802                           0.75

NET INCOME                      1,117,762              4.54
399,515                           1.96

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn
Morgan Stanley Dean Witter Charter Welton
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  November 1, 2000     2,886,014.175  24,637,999     8.54
2,813,118.229   20,383,811     7.24
Net Income                    -        1,117,762     0.38                     -
399,515                        0.14
Redemptions              (35,723.434)   (318,653)    8.92
(75,292.765)    (555,661)      7.38
Subscriptions             35,059.644     312,732     8.92
45,185.232      333,467        7.38

Net Asset Value,
  November 30, 2000    2,885,350.385  25,749,840     8.92
2,783,010.696   20,551,132     7.38

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") which provide clearing and execution services. The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, DWR, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits Charter Graham, Charter Millburn and charter Welton with interest income on 100% of its average daily funds held in its individual account at DWR and on 80% in the case of Charter DWFCM. The interest rates used are equal to that earned by DWR on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Charter DWFCM accrues brokerage commissions on a half-turn basis at 80% of DWR's published non-member rates. Transaction fees and costs are accrued on a half-turn basis. Brokerage commissions and transaction fees chargeable to the Partnership are capped at 13/20 of 1% per month (a maximum 7.8% annual rate) of the Partnership's adjusted month-end Net Assets.

Charter Graham, Charter Millburn and Charter Welton pay a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Charter DWFCM bears all operating expenses related to its trading activities, to a maximum 1/4 of 1% annually of the Partnership's average month-end Net Assets. These include filing fees, legal, auditing, accounting, mailing, printing and other incidental expenses as permitted by the Limited Partnership Agreement.

Each of the Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)



Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage expenses to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

Demeter, on behalf of Charter DWFCM and itself, entered into a management agreement with DWFCM to make all trading decisions for the Partnership. Management and incentive fees (if any) are paid to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)




Management Fee - Charter DWFCM pays a monthly management fee equal to 1/4 of 1% (a 3% annual rate) of the Partnership's adjusted Net Assets, as defined in the management agreement, as of the last day of each month.

Charter Graham, Charter Millburn and Charter Welton pay a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Charter DWFCM will pay a quarterly incentive fee equal to 15% of the trading profits earned by the Partnership as of the end of each calendar quarter. Charter Graham, Charter Millburn and Charter Welton pay a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.